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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Universal Compression Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

913431 10 2
(CUSIP Number)

October 15, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[    ] Rule 13d-1(b)
	[ x ] Rule 13d-1(c)
	[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment
containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for
the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
 otherwise subject to
the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 913431 10 2

1)	NAMES OF REPORTING PERSONS.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
		The Reuben James Helton Trust Dated January 24, 2000

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	[    ]
		(b)	[    ]

3)	SEC USE ONLY


4)	CITIZENSHIP OR PLACE OF ORGANIZATION
			Texas

				5	SOLE VOTING POWER
     NUMBER					1,278,580 shares of Common Stock
      SHARES			----------------------------------------------------------------
----------
BENEFICIALLY		6	SHARED VOTING POWER
   OWNED BY				0 shares of Common Stock
        EACH			----------------------------------------------------------------
----------
  REPORTING		7	SOLE DISPOSITIVE POWER
     PERSON					1,278,580 shares of Common Stock
       WITH			----------------------------------------------------------------
----------
				8	SHARED DISPOSITIVE POWER
						0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
			1,278,580 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
			8.7%

12	TYPE OF REPORTING PERSON (See Instructions)
			00


1)	NAMES OF REPORTING PERSONS.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
			Garlin Rhymes

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
		(a)	[    ]
		(b)	[    ]

3)	SEC USE ONLY


4)	CITIZENSHIP OR PLACE OF ORGANIZATION
			United States

				5	SOLE VOTING POWER
     NUMBER					1,278,580 shares of Common Stock
      SHARES			----------------------------------------------------------------
----------
BENEFICIALLY		6	SHARED VOTING POWER
   OWNED BY				0 shares of Common Stock
        EACH			----------------------------------------------------------------
----------
  REPORTING		7	SOLE DISPOSITIVE POWER
     PERSON					1,278,580 shares of Common Stock
       WITH			-----------------------------------------------------------------
---------
				8	SHARED DISPOSITIVE POWER
						0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
			1,278,580 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)


11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
			8.7%

12	TYPE OF REPORTING PERSON (See Instructions)
			IN





Item 1(a)	Name of Issuer:

		Universal Compression Holdings, Inc., a Delaware corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

		4440 Brittmore Road, Houston, Texas  77041

Item 2(a)	Name of Person filing:

		The Reuben James Helton Trust Dated January 24, 2000 (the "Trust")

		Garlin Rhymes, individually and as Trustee of the Trust

		This is a single, joint filing pursuant to Rule 13d-l(k)(i) under the Act.
 Neither
		this filing nor anything contained herein shall be deemed an admission that
a"group" within the meaning of Section 13(d)(3) of the Act exists.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

		24106 Bay Hill Boulevard
		Katy, Texas  77494

Item 2(c)	Citizenship:

		Garlin Rhymes is a United States citizen.

		The Trust has a situs in and is governed by the law of Texas.  The Trust was established by Reuben James Helton as a revocable grantor trust.  Upon Mr.
Helton's death on October 15, 2000, the Trust became irrevocable.  Garlin
Rhymes became the successor trustee of the Trust effective upon Mr. Helton's death.

Item 2(d)	Title of Class of Securities:

		Common Stock, $.01 par value per share

Item 2(e)	CUSIP Number:

		913431 10 2


Item 3.		If this statement was filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check
		whether the person filing is a:

	(a)	[    ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
78o).
	(b)  	[    ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)  	[    ]	Insurance Company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
	(d)  	[    ]	Investment Company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
	(e)  	[    ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)  	[    ]	An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);
	(g)  	[    ]	A parent holding company or control person in accordance  with
240.13d-1(b)(ii)(G);
	(h)  	[    ]	A savings associations as defined in Section 13(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
	(i)   	[    ]	A church plan that is excluded from the definition of an
investment
company under Section 3(c)(14) of the Investment Company Act of
1940 (15 U.S.C. 80a-3);
	(h)  	[    ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

	If this statement is filed pursuant to Rule 13d-1(c), check this box:  [ x ]

Item 4.		Ownership.

	(a)  Amount Beneficially Owned:  1,278,580

	(b)  Percent of Class: 8.7%

	(c)  Number of shares as to which such person has:

		(i) sole power to vote or to direct the vote:  1,278,580
		(ii) shared power to vote or to direct the vote:  0
		(iii) sole power to dispose or to direct the disposition of:  1,278,580
		(iv) shared power to dispose or to direct the disposition of:  0

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five percent of the class of securities, check the
following [    ].

The Trust continues to own the securities of the issuer subject to this filing.
  The ability to revoke
the Trust and the beneficial ownership of such securities by Reuben James Helton ceased upon
Mr. Helton's death on October 15, 2000.
Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

	The Trustee has the authority to distribute assets of the Trust, including securities of the issuer and the proceeds thereof, to the beneficiaries of the Trust.
  None of the beneficiaries
of the trust has voting or dispositive power with respect to such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
 Security
Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.		Identification and Classification of Members of the Group.

		Not applicable.

Item 9.		Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification.

		The Reporting Person hereby makes the following certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities
referred to above were not acquired and are not held for the purpose of or with the effect of
changing or influencing the control of the issuer of the securities and were not acquired and are
not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information
set forth in this statement is true, complete and correct.

Date:	October 24, 2000

	THE REUBEN JAMES HELTON TRUST


	By: /s/
	Garlin Rhymes, Trustee


	/s/
	Garlin Rhymes, individually


JOINT FILING AGREEMENT

Pursuant to Rule 13d-1 (k) (1) of the general rules and Regulations of the
 Securities and
Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned
agree to the joint filing on behalf of each of them of this amendment to the statement on
Schedule 13G and any subsequent amendments thereto.

DATED:	October 24, 2000

	The Reuben James Helton Trust
	Dated January 24, 2000


	By: /s/
		Garlin Rhymes, Trustee

	/s/
	Garlin Rhymes, individually

Exhibits


Exhibit 1	Agreement regarding the joint filing of this Amendment to Schedule
 13G.








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Exhibit 1